UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         BERKSHIRE REALTY COMPANY, INC.
                         ------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   084710 10 2
                                   -----------
                                 (CUSIP Number)

                              James M. Dubin, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                            New York, New York, 10019
                                 (212) 373-3000
                    ----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 15, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 250.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 084710 10 2                                         Page 2 of 11 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The Berkshire Companies Limited Partnership
          04-299-9701

2         Check the Appropriate Box if a Member of a Group                (a)[ ]
          (See Instructions)                                              (b)[X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          0

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          PN

                                  SCHEDULE 13D

CUSIP No. 084710 10 2                                         Page 3 of 11 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          KGP-1, Incorporated
          04-296-2324

2         Check the Appropriate Box if a Member of a Group                (a)[ ]
          (See Instructions)                                              (b)[X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          0

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No. 084710 10 2                                         Page 4 of 11 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          KGP-2, Incorporated
          04-296-2323

2         Check the Appropriate Box if a Member of a Group                (a)[ ]
          (See Instructions)                                              (b)[X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          0

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No. 084710 10 2                                         Page 5 of 11 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Douglas Krupp

2         Check the Appropriate Box if a Member of a Group                (a)[ ]
          (See Instructions)                                              (b)[X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          United States

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          0

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          IN

                                  SCHEDULE 13D

CUSIP No. 084710 10 2                                         Page 6 of 11 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          George Krupp

2         Check the Appropriate Box if a Member of a Group                (a)[ ]
          (See Instructions)                                              (b)[X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          United States

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          0

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          IN

                                  SCHEDULE 13D

CUSIP No. 084710 10 2                                         Page 7 of 11 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Aptco Gen-Par, L.L.C.

2         Check the Appropriate Box if a Member of a Group                (a)[ ]
          (See Instructions)                                              (b)[X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          0

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          OO

                                  SCHEDULE 13D

CUSIP No. 084710 10 2                                         Page 8 of 11 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Aptco Holdings, L.L.C.

2         Check the Appropriate Box if a Member of a Group                (a)[ ]
          (See Instructions)                                              (b)[X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          0

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          OO

CUSIP No. 084710 10 2                                         Page 9 of 11 Pages
          -----------


         Aptco Gen-Par, L.L.C. ("Krupp GP"), Aptco Holdings, L.L.C. ("Krupp LP"), The Berkshire Companies Limited Partnership ("BCLP"), KGP-1, Incorporated ("KGP-1"), KGP-2, Incorporated ("KGP-2"), Douglas Krupp and George Krupp (collectively, the "Reporting Parties") hereby amend the report on Schedule 13D filed by the Reporting Parties other than Krupp GP and Krupp LP on March 4, 1999, as amended by Amendment No. 1 thereto dated March 8, 1999 and Amendment No. 2 thereto dated April 15, 1999, in respect of the common stock, par value $.01 per share, of Berkshire Realty Company, Inc., a Delaware corporation (the "Schedule 13D"), as set forth below.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following paragraph immediately prior to the final paragraph thereof:

         On October 15, 1999, the mergers contemplated by the Merger Agreement and the OP Merger Agreement (together, the "Mergers") were consummated. Immediately prior to the consummation of the Mergers, the Reporting Parties contributed, or caused to be contributed, 512,203 shares of Common Stock and 4,904,066 OP Units (together, the "Contributed Securities") to Berkshire Holdings, as contemplated by the Partnership Agreement. In connection with the Mergers, (i) the Contributed Securities were canceled with no merger consideration deliverable in exchange therefor and (ii) all other outstanding shares of Common Stock and OP Units (including the remaining shares of Common Stock and OP Units formerly held by the Reporting Parties) were converted into the right to receive the applicable merger consideration deliverable in exchange therefor.

Item 5.  Interests in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

         As of October 15, 1999, as a result of the consummation of the Mergers, none of the Reporting Parties, David Quade, Whitehall, WHGP, the GS Affiliates, Blackstone, Blackstone GP or Blackstone LP beneficially owned any shares of Common Stock or OP Units and no shares of Common Stock were held in Managed Accounts.

CUSIP No. 084710 10 2                                        Page 10 of 11 Pages
          -----------

                                   Signatures


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 1999

                                  APTCO GEN-PAR, L.L.C.

                                  By: /s/ Douglas Krupp
                                      -----------------
                                      Name: Douglas Krupp
                                      Title: Authorized Signatory


                                  APTCO HOLDINGS, L.L.C.

                                  By: /s/ Douglas Krupp
                                      -----------------
                                      Name: Douglas Krupp
                                      Title: Authorized Signatory


                                  THE BERKSHIRE COMPANIES LIMITED PARTNERSHIP

                                  By: KGP-1, INCORPORATED,
                                        its General Partner

                                      By: /s/ Douglas Krupp
                                          -----------------
                                          Name: Douglas Krupp
                                          Title: President


                                  KGP-1, INCORPORATED

                                  By: /s/ Douglas Krupp
                                      -----------------
                                      Name: Douglas Krupp
                                      Title: President


                                  KGP-2, INCORPORATED

                                  By: /s/ Douglas Krupp
                                      -----------------
                                      Name: Douglas Krupp
                                      Title: President

CUSIP No. 084710 10 2                                        Page 11 of 11 Pages
          -----------

                                      /s/ Douglas Krupp
                                      -----------------
                                      Douglas Krupp


                                              *
                                      -----------------
                                      George Krupp


                                 *By: /s/ Douglas Krupp
                                      -----------------
                                      Name: Douglas Krupp
                                      Title: Attorney-in-fact